Exhibit 12.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended September 30,

($ in thousands)	2012	2011	2010	2009	2008

FIXED CHARGES:
Interest Expense	$36,174	$40,460	$39,217	$42,887	$45,307
Amortization of Debt Premium, Discount and Expense	352	414	417	406	410
Interest Component of Rentals	1,360	1,267	1,101	1,239	1,290

Total Fixed Charges	$37,886	$42,141	$40,735	$44,532	$47,007

EARNINGS:
Net Income	$110,046	$69,590	$102,349	$106,585	$114,182
Add:
Income Taxes	71,747	55,786	67,081	66,018	64,707
Total Fixed Charges	37,886	42,141	40,735	44,532	47,007

Total Earnings	$219,679	$167,517	$210,165	$217,135	$225,896

Ratio of Earnings to Fixed Charges	5.8	4.0	5.2	4.9	4.8